February 5, 2004



The Board of Directors of Visual Bible International, Inc.
1235 Bay Street, Suite 300
Toronto, Ontario Canada
M5R 3K4

To the Board of Directors:

I have reached the conclusion that it is necessary for me to resign my position as a director of Visual Bible International, Inc. and so tender my resignation effective this 5th day of February, 2004, pursuant to Section 607.0807 of the Florida Business Corporation Act. My resignation arises from my disagreement with and dissent from certain of the board's policies and practices, including those concerns I have previously expressed during meetings of the board of directors. Additional detail and formal submission of a complete recounting of all aspects of my dissent and disagreement currently being drafted and reviewed by counsel will be tendered in due course for the Company records.


Respectfully submitted,


Dr. Steven Small